Exhibit 11

Exhibit 11. Statement re computation of per share earnings.

TORCHMARK CORPORATION

COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended March 31,
	2011	2010
Income from continuing operations	106,132,000	115,393,000
Income from discontinued operations	(599,000)	6,283,000

Net Income	$105,533,000	$121,676,000

Basic weighted average shares outstanding	77,878,218	82,846,370
Diluted weighted average shares outstanding	79,342,768	83,213,772
Basic net income per share:
Continuing operations	$1.37	$1.39
Discontinued operations	(0.01)	0.08

Total basic net income per share	$1.36	$1.47

Diluted net income per share:
Continuing operations	$1.34	$1.39
Discontinued operations	(0.01)	0.07

Total diluted net income per share	$1.33	$1.46